UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                                 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

or

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from               to

Commission file number: 0-21080

Enbridge Employee Services, Inc. Employees’ Savings Plan

1100 Louisiana Street

Suite 2900

Houston, TX 77002-5217

(Full title of the plan and the address of the plan)

Enbridge Inc.

3000 Fifth Avenue Place

425-1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Name of the issuer of the securities held pursuant to the
plan and the address of its principal executive office)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplementary Schedules:

Schedule of Assets (Held at End of Year)

Signature

Exhibit Index

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Enbridge Employee Services, Inc. Employees’ Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 21, 2004

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statements of Net Assets Available for Benefits

(Dollars in Thousands)

	December 31,
	2003	2002
Investments:
Corporate Stock
Participant directed	$17,931	$11,414
Non-participant directed	6,792	3,679
Registered investment companies	50,118	39,633
Common and collective trust funds	19,803	15,029
Participant loans	1,762	1,450
Total investments	96,406	71,205

Receivables	267	272

Net Assets Available for Benefits	$96,673	$71,477

The accompanying notes to the financial statements are an integral part of these statements.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statements of Changes in Net Assets Available for Benefits

(Dollars in Thousands)

	Year Ended December 31,
	2003	2002
Investment income (loss):
Net appreciation / (depreciation) in fair value of investments as determined by quoted market price	$17,904	$(5,809)
Net appreciation / (depreciation) in fair value of common and collective trust funds	518	(335)
Interest	91	79
Dividends	2,367	2,111
	20,880	(3,954)
Contributions:
Employer	2,066	1,941
Participant	3,934	3,732
Rollover	1,199	7,880
	7,199	13,553

Total additions	28,079	9,599

Deductions:
Benefits paid	(2,883)	(2,899)

Total deductions	(2,883)	(2,899)

Net increase	25,196	6,700

Net assets available for benefits:
Beginning of year	71,477	64,777
End of year	$96,673	$71,477

The accompanying notes to the financial statements are an integral part of these statements.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2003

(Dollars in Thousands)

NOTE A  - DESCRIPTION OF THE PLAN

General:  The following is a general description of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of its provisions.  The Plan provides a program whereby eligible participants may accumulate savings on a regular basis.  The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan allows participants to contribute to the Plan on a pre-tax basis pursuant to Section 401(k) of the Code and provides for employer matching contributions pursuant to Section 401(m) of the Code.

The Board of Directors of Enbridge (U.S.) Inc. approved the transfer of the sponsorship of the Plan to Enbridge Employee Services, Inc. (the “Company”), effective August 1, 2002.  The Board of Directors of the Company accepted the transfer and approved a change in the name of the Plan from the Enbridge (U.S.) Inc. Employees’ Savings Plan to the Enbridge Employee Services, Inc. Employees’ Savings Plan and other amendments related to the name change, effective August 1, 2002.  The Company also appointed the Pension Administration Committee effective August 1, 2002, with the same duties as the Pension Administration Committee previously appointed by Enbridge (U.S.) Inc. and dissolved by Enbridge (U.S.) Inc. effective July 31, 2002, in connection with the transfer of the Plan.

The Plan is administered by the Company and advised by a committee whose members are appointed by the Company (the Pension Administration Committee). T. Rowe Price Trust Company is the Trustee for the Plan.  T. Rowe Price Retirement Plan Services, Inc. is the Recordkeeper for the Plan.

All regular employees of the Company and participating affiliates are eligible to participate in the Plan on the first day of the month following their date of hire. Temporary employees are eligible to participate after a year of service as defined in the Plan.  Participating affiliates are Enbridge Services (U.S.) Inc. (formerly known as Enbridge (Pennsylvania) Inc.), until May 7, 2002, when it was sold to an unrelated company, and the Company, until August 1, 2002, when it became the Plan sponsor.  As of August 1, 2002, there were no participating affiliates.

The Plan was amended on December 31, 2003, to add provisions relating to required minimum distributions and to provide that the Plan may be amended by the President and CEO or by the Pension Administration Committee in certain circumstances.  The Board of Directors of the Company continues to have authority to amend the Plan in any regard at any time.

Contributions:  Plan contributions are funded as received from the Company and participating affiliates.  Participants are entitled to make pre-tax contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount, which for 2003 and 2002 was $12 and $11, respectively.  The statutory maximum amount is increased by the “catch-up” contribution amount of $2 for 2003 ($1 for 2002) for anyone who attained age 50 during the year.

The Company and participating affiliates match pre-tax contributions (not including the catch-up contribution) up to the percentages of compensation as set forth below, based on the participant’s years of service:

Less than one year of service:	2% match
One year of service:	3% match
Two years of service:	4% match
Three or more years of service:	5% match

Service for designated affiliates and predecessor employers is taken into account for this purpose.

Participant contributions are invested at the discretion of each participant in one or more of the investment options discussed below. A participant contributes to the Plan by electing to defer a portion of his or her salary that would otherwise be payable to such participant.  All matching contributions are initially invested in the Enbridge Inc. Stock Fund.  The Plan provides that fifty percent of such matching contributions must remain invested in the Enbridge Inc. Stock Fund.  At their discretion, and subject to the terms of the Plan, participants may transfer the other fifty percent to the remaining investment options available under the Plan.

Vesting:  Participants are fully vested in all contributions to the Plan. Neither an amendment to the Plan nor the termination of the Plan may reduce the vested amount credited to any participant’s account without the consent of the participant, unless such reduction is necessary to comply with the law, to enable the Plan to remain qualified, or to enable the contributions by the Company to the Plan to be deductible. In addition, neither an amendment nor the termination of the Plan may have the effect of giving the Company any interest in the Plan’s assets nor divert any assets to purposes other than for the exclusive benefit of participants and their beneficiaries. If the Plan is terminated, the Company will make distributions to participants as soon as administratively feasible.

Investment options:  A brief description of the Plan’s investment options follows.  For a detailed description of the investment options and respective risk profiles, refer to each respective fund’s prospectus.

Investments at Quoted Market Price:

Enbridge Inc. Stock Fund - The Enbridge Inc. Stock Fund seeks capital appreciation and current income by investing in the common stock of Enbridge Inc., the ultimate parent of the Company.

T. Rowe Price U.S. Treasury Intermediate Bond Fund - The T. Rowe Price U.S. Treasury Intermediate Bond Fund seeks a high level of income consistent with maximum credit protection and moderate fluctuation in principal by investing in U.S. Government obligations, mortgage and asset backed securities and investment grade corporate debt issues having a remaining effective maturity of no more that 10 years from the time of purchase.

Dodge & Cox Balanced Fund - The Dodge & Cox Balanced Fund seeks maximum current income with long-term growth of capital through investment of up to 75% of its assets in common stocks and convertible securities.

T. Rowe Price Equity Income Fund - The T. Rowe Price Equity Income Fund seeks dividend income along with long-term capital appreciation by investing at least 65% of its assets in common stocks of established, larger capitalization companies paying above-average dividends.

T. Rowe Price Mid-Cap Growth Fund - The T. Rowe Price Mid-cap Growth Fund seeks to maximize capital appreciation by investing in mid-cap common stocks with potential for above-average earnings growth.

T. Rowe Price International Stock Fund - The T. Rowe Price International Stock Fund seeks to maximize current income and long-term capital growth by investing in common stocks of established non-U.S. companies.

T. Rowe Price Small-Cap Stock Fund- The Small-Cap Stock Fund seeks long-term growth of capital through investments in stocks of small companies believed to be undervalued or to have prospects for growth..

T. Rowe Price Blue Chip Growth Fund - The Blue Chip Growth Fund seeks long-term growth of capital through investing primarily in common stocks of well-established companies with the potential for above-average growth in earnings.

Common and Collective Trust Funds:

T. Rowe Price Stable Value Fund - The T. Rowe Price Stable Value Fund seeks maximum current income with preservation of capital by investing in high quality insurance contracts.

T. Rowe Price Equity Index Trust - The T. Rowe Price Equity Index Trust seeks to provide long-term capital appreciation equivalent to the total return performance of the stock market for publicly traded securities as represented by the Standard & Poor’s 500 Stock Index.

Participant Loans:  The Plan allows participants to borrow from their accounts, a minimum of $1 up to a maximum of $50 ($25 prior to November 8, 2002) or 50 percent of their account balance, whichever is less.  A loan is secured by the balance in the participant’s account and bears interest at a rate of one percent above the prime rate as of the first business day of the month in which the loan is to be funded.  Loans are to be repaid by payroll deduction not less frequently than quarterly over a period elected by the participant, which period may not exceed five years.  Participants may have no more than two loans outstanding (one loan limit prior to

November 8, 2002).  Upon termination of employment, a participant may continue to repay the loan by personal check each month.  If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan. The participant loans outstanding at December 31, 2003 and 2002 were $1,762 and $1,450, respectively. The ranges of interest rates charged participants for loans were 5%-10.5% and 5.25%-10.5% during the years 2003 and 2002, respectively.

Payment of Benefits:  On termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: a lump sum, installments over a period elected by the participant or in two or more withdrawals, any one of which may be no less than $1 and which may be taken no more frequently than once each calendar quarter.  Distribution must commence no later than the required beginning date as set forth in the Plan.  The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship.  Hardship for this purpose is defined as an immediate and financial need that cannot be satisfied from other sources and that is for the payment of medical expenses, purchase of a principal residence, payment of tuition and related fees for a year of post-secondary education or payments necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant’s primary residence.

Administrative Expenses:  The Company may pay the trustee fees, brokerage fees, and other administrative expenses incident to administering the Plan, but it is not obligated to do so. If the Company does not do so, such costs may be charged against the Plan assets. Loan processing fees are paid by the Plan and are deducted from participants’ accounts when the loan is issued. In 2003 and 2002, the Company elected to pay the administrative expenses of the Plan.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation: The financial statements of the Plan are prepared using the accrual method of accounting. Benefit payments to participants are recorded upon distribution.

Comparative Amounts:  Comparative amounts are reclassified to conform to the current year’s financial statement presentation.

Valuation of Investments and Income Recognition:  The Plan’s investments are stated at fair value.  Shares of corporate stock and registered investment companies are valued using quoted market prices.  Shares of common and collective funds are valued using amounts reported by the trustee.  Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on the accrual basis.  Dividends are recorded on the ex-dividend date.  The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in fair value of investments, which consists of net realized gains and losses and the unrealized appreciation and depreciation on those investments.

Use of Estimates:  The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan provides investment options in various combinations of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

NOTE C - INCOME TAX STATUS

By resolution of the Board of Directors of Enbridge (U.S.) Inc. effective February 28, 2002, the Plan was amended and restated to comply with changes in U.S. law (commonly referred to as “GUST” amendments), to incorporate Plan amendments since its last restatement and to make amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001.  The restated Plan was submitted to the Internal Revenue Service on February 28, 2002, which issued a favorable tax determination letter on January 30, 2003. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

NOTE D - INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2003		2002
Dodge and Cox Balanced Fund	$22,124		$18,095
T. Rowe Price Equity Income Fund	5,752		4,675
T. Rowe Price Mid-Cap Growth Fund	14,420		10,411
T. Rowe Price Stable Value Fund (Common Trust Fund)	17,435		13,450
T. Rowe Price U.S. Treas. Intermediate Bond Fund	3,340	*	3,884
Enbridge Inc. Stock Fund, Participant Directed	17,931		11,414
Enbridge Inc. Stock Fund, Non-Participant Directed	6,792		3,679

* Did not constitute 5% or more of the Plan’s net assets in 2003 and is included here for comparative purposes only.

NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

	Year Ended December 31,
	2003	2002
Benefits paid to participants per the financial statements	$2,883	$2,899
Add: Amounts allocated to withdrawing participants at end of year	—	53
Less: Amounts allocated to withdrawing participants at beginning of year	(53)	(220)

Benefits paid to participants per the Form 5500	$2,830	$2,732

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE F  - NON-PARTICIPANT DIRECTED INVESTMENTS

As discussed in Note B, all matching contributions are initially invested in the Enbridge Inc. Stock Fund.  The Plan provides that fifty percent of such matching contributions must remain invested in the Enbridge Inc. Stock Fund.  At their discretion, and subject to the terms of the Plan, participants may transfer the other fifty percent to the remaining investment options available under the Plan.  The balance of the non-participant directed portion of the Enbridge Inc. Stock Fund at December 31, 2003 was $6,792 (2002 – $3,679).

There were no reportable transactions for the Non-Participant Directed Enbridge Stock Fund for 2003.  Information about the significant components of the changes in the non-participant directed investment for 2003 and 2002 are as follows:

	Year Ended December 31,
	2003	2002

Investment income (loss):
Net appreciation / (depreciation) in fair value of investments	$2,205	$(72)
Interest	3	2
Dividends	177	114
	2,385	44

Contributions	1,056	982

Total additions:	3,441	1,026

Deductions:
Benefits paid	(328)	(331)

Net Increase	3,113	695

Balance at beginning of year	3,679	2,984
Balance at end of year	$6,792	$3,679

NOTE G - PARTY-IN-INTEREST INVESTMENTS

At December 31, 2003 and 2002, the Plan held 594,744 and 559,298 shares, respectively, of Enbridge Inc. common stock, which was purchased on the open market as an investment.

The following T. Rowe Price funds are managed by T. Rowe Price Retirement Plan Services: Stable Value Fund, U.S. Treasury Intermediate Bond Fund, Equity Income Fund, Mid-Cap Growth Fund, Small-Cap Stock Fund, Blue Chip Growth Fund, Equity Index Trust and the International Stock Fund.  T. Rowe Price Trust Company is the Trustee; therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan for the investment management services for the years ended December 31, 2003 and 2002.

Transactions resulting in Plan assets being transferred to, or used by a related party are prohibited under ERISA and the Code unless a specific exemption exists.  Enbridge Inc. is a “party-in-interest” as defined by ERISA and a “disqualified person” as defined by the Code as a result of its ownership of the Company.  However, the purchase of Enbridge Inc. common stock by the Plan is exempt under ERISA Section 408(e) and Code Section 4975(d)(13) and is therefore not prohibited by ERISA or the Code.  T. Rowe Price is a “party-in-interest” and “disqualified person” as a result of its status as a plan fiduciary and service provider.  However, the purchase of interests in a collective fund managed by T. Rowe Price is exempt under ERISA Section 408(b)(8) and Code Section 4975(d)(8) and is not prohibited by ERISA or the Code.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Form 5500 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

At December 31, 2003

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost	e. Current Value

1.*	T. Rowe Price Mid-Cap Growth Fund	Investment of a Registered Investment Company		14,419,588
2.	Dodge & Cox Balanced Fund	Investment of a Registered Investment Company		22,123,572
3.*	T. Rowe Price U.S. Treasury Intermediate Bond Fund	Investment of a Registered Investment Company		3,340,198
4.*	T. Rowe Price International Stock Fund	Investment of a Registered Investment Company		2,246,566
5.*	T. Rowe Price Equity Income Fund	Investment of a Registered Investment Company		5,752,418
6.*	T. Rowe Price Small-Cap Stock Fund	Investment of a Registered Investment Company		1,003,664
7.*	T. Rowe Price Blue-Chip Growth Fund	Investment of a Registered Investment Company		1,231,238
8.*	T. Rowe Price Stable Value Fund	Investment of a Common/Collective Trust Fund		17,435,444
9.*	T. Rowe Price Equity Index Trust	Investment of a Common/Collective Trust Fund		2,367,556
10.*	Enbridge Inc. Stock Fund – Participant Directed	Common Stock		17,931,343
11.*	Enbridge Inc. Stock Fund – Non-Participant Directed	Common Stock	4,654,775	6,792,218
12	Participant Loans	Various (Interest rates range from 5%-10.5%)		1,762,306

*  Parties-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

Dated: June 25, 2004	/s/ Chris Kaitson
Chris Kaitson
Member of the Administrative Committee of the Enbridge Employee Services, Inc. Employees’ Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP